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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                             SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING              1-13852

                               FORM 10-Q                      CUSIP NUMBER
                                                                 125180
                 For Period Ended: September 30, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                       CET ENVIRONMENTAL SERVICES, INC.
                    --------------------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                         7032 South Revere Parkway
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                          Englewood, Colorado  80112
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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     In August 1999, the Company received a notice from the Environmental
Protection Agency (EPA) that it had been suspended from receiving additional contracts. As a result of this suspension, which was lifted in November 1999, the Company initiated a restructuring plan which resulted in the sale of assets and the closing of certain regional offices in September and October 1999. As a result of this restructuring the Company is recording restructuring charges during the quarter ended September 30, 1999, and has been required to devote a substantial amount of time to determining the amount of such charges, it has not been possible to make a final determination of those charges in sufficient time to file the Form 10-Q by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Steven H. Davis                 720/875-9115
              ---------------         -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the quarter ended September 30, 1999, project revenues were $13,939,000 as compared to $17,125,000 during the same period in the prior year. The decrease in revenues were primarily a result of the sale of a subsidiary in December 1998, reduced activities under contracts with federal agencies and a decrease in the Company's commercial business. The Company also expects to report a net loss for the quarter ended September 30, 1999, of approximately $2,374,000 as compared to a net loss of approximately $2,603,000 during the period last year.

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                      CET ENVIRONMENTAL SERVICES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     CET ENVIRONMENTAL SERVICES, INC.


                                     By:/s/ Steven H. Davis
                                        Steven H. Davis, President

Date: November 15, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]